Exhibit 99.1
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[PUBLICIS GROUP S.A. LOGO]


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PRESS RELEASE
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CONTACTS
Pierre Benaich, Investor Relations              +33-1-44-43-6500
Laurence Rey, Corporate Communications          +33-1-44-43-7000
Publicis Groupe S.A.



                JOINT ORDINARY AND EXTRAORDINARY GENERAL MEETING
                       OF PUBLICIS GROUPE SA SHAREHOLDERS



PARIS, FRANCE, JANUARY 9, 2002 -- Publicis Groupe SA today held a Joint Ordinary and Extraordinary General Meeting of Shareholders, jointly presided by Elisabeth Badinter, Chairman of the Conseil de Surveillance (Supervisory Board), and Maurice Levy, Chairman of the Directoire (Executive Management Board).

The principal purposes of the Meeting were to harmonize the company by-laws of Publicis Groupe SA with the New Economic Regulations Act of May 15, 2001, to make some improvement to rules of corporate governance, and to renew a number of financial authorizations granted to the Directoire (Executive Management Board).

The Meeting approved all resolutions submitted to it. The main provisions adopted were as follows:

o membership of the Conseil de Surveillance (Supervisory Board) set at a minimum of 3 and a maximum of 18,

o consolidated financial statements to be approved by the Ordinary General Meeting, and not only parent company financial statements as in the past,

o Conseil de Surveillance (Supervisory Board) empowered to dismiss members of the Directoire (Executive Management Board),

o authorization to obtain information concerning the identity of shareholders of companies owning more than 2.5% of Publicis Groupe SA equity,

o age limits amended to stand at 70 for members of the Directoire (Executive Management Board) and 75 for at most one third of the Conseil de Surveillance (Supervisory Board) members,

o authorization granted to the Directoire (Executive Management Board) to issue convertible bonds in a maximum amount of EUR 800 million,




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o     authorization granted to the Directoire (Executive Management Board) to increase capital stock, on one or several occasions, by a maximum nominal amount of EUR 40 million through the issue of new shares and of securities carrying entitlement to the allotment of shares and by the issue of warrants for the subscription of shares in a maximum amount of EUR 800 million,

o authorizations granted to the Directoire (Executive Management Board) to remain valid when a public tender offer is outstanding for the purchase or exchange of company shares,

o powers granted to the Directoire (Executive Management Board) to effect a capital increase reserved to employees in a maximum amount of EUR 2.8 million.


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PUBLICIS GROUPE SA (Euronext Paris: Publicis; NYSE: PUB) is the world's sixth largest communications group (AdAge ranking, April 2001), with operations in 102 countries around the world.

Group activities span advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications and healthcare communications. It is also ranked third worldwide in media consultancy and media space buying. This comprehensive range of services is made available to clients through three autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide and Fallon Worldwide, in addition to two consultancy and space-buying networks:
Optimedia and Zenithmedia.

Publicis has successfully anticipated both advertisers' needs and trends in consumer tastes through a new communication concept called the Holistic Difference.

Publicis Groupe SA reported year 2000 billings of EUR 14.9 billion (pro forma), revenues of EUR 2.2 billion and net income (after amortization of goodwill) of EUR 181 million. It has 20,000 employees.




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